Exhibit 12

             REVISED PRELIMINARY COPIES, DATED MAY 12, 1995


                   1995 ANNUAL MEETING OF STOCKHOLDERS
                                   of
                          HILLS STORES COMPANY
                               15 Dan Road
                           Canton, MA  02021

                     ______________________________

                             PROXY STATEMENT
                                   of
                         DICKSTEIN PARTNERS INC.

                     ______________________________


      This Proxy Statement and the accompanying Letter to Stockholders and BLUE Annual Meeting proxy card are furnished in connection with the solicitation of proxies by Dickstein Partners Inc. ("Dickstein Partners") to be used at the 1995 Annual Meeting of Stockholders of Hills Stores Company, a Delaware corporation ("Hills"), scheduled according to Hills' Annual Report on Form 10-K for the 1995 fiscal year to be held June 12, 1995 and at any adjournments, postponements or reschedulings thereof (the "Annual Meeting").


      At the Annual Meeting, seven Directors of Hills will be elected. Dickstein Partners is soliciting your proxy in support of the election of the seven nominees of Dickstein Partners named below (the "Dickstein Nominees") as the Directors of Hills.

      DICKSTEIN PARTNERS HAS MADE A PROPOSAL TO ACQUIRE PURSUANT
TO A MERGER ALL OF HILLS' OUTSTANDING SHARES FOR AT LEAST $25 PER
SHARE IN CASH.  SEE "BACKGROUND OF PROPOSED ACQUISITION AND
SOLICITATION."

      ALL DICKSTEIN NOMINEES ARE COMMITTED TO A PROGRAM OF
OFFERING HILLS FOR SALE, AND SELLING HILLS, TO THE BUYER WHO IS
WILLING TO PAY THE HIGHEST PRICE, SO LONG AS THE PRICE IS AT
LEAST $25 PER SHARE OF HILLS STOCK.

      The record date for determining stockholders entitled to notice of and to vote at the Annual Meeting is April 24, 1995 (the "Record Date"). Stockholders of record at the close of business on the Record Date will be entitled to one vote at the Annual Meeting for each share of Hills Common Stock, par value

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$.01 per share (the "Common Shares") and one vote at the Annual
Meeting for each share of Hills Series A Convertible Preferred Stock, par value $.10 per share (the "Preferred Shares" and, together with the Common Shares, the "Shares"), held on the Record Date. Based on the press release of Hills on April 6, 1995, Dickstein Partners understands that there were 10,792,145 Shares outstanding as of March 31, 1995.

      Dickstein Partners manages three private investment funds. As of the date of this Proxy Statement, these funds, Dickstein & Co., L.P., Dickstein Focus Fund L.P. and Dickstein International Limited (collectively, the "Dickstein Funds"), beneficially own in the aggregate 1,113,459 Shares, or 10.3% of the outstanding Shares. The address of Dickstein Partners Inc. is 9 West 57th Street, New York, New York 10019, and its telephone number is
(212) 754-4000.

                  ____________________________

      This Proxy Statement, the accompanying Letter to
Stockholders and the BLUE Annual Meeting proxy card are first being furnished to Hills stockholders on or about __________ ___, 1995.


                           IMPORTANT

      At the Annual Meeting, Dickstein Partners will seek to elect the Dickstein Nominees as the Directors of Hills. The election of the Dickstein Nominees requires the affirmative vote of a plurality of the votes cast, assuming a quorum is present or otherwise represented at the Annual Meeting.

      Dickstein Partners urges you to mark, sign, date and return the enclosed BLUE Annual Meeting proxy card to vote for election of the Dickstein Nominees.

      A vote for the Dickstein Nominees is a vote for Directors who are committed to a program of offering Hills for sale, and selling Hills, to the buyer who is willing to pay the highest price, so long as the price is at least $25 per Share.

      DICKSTEIN PARTNERS URGES YOU NOT TO SIGN ANY PROXY CARD SENT TO YOU BY HILLS. IF YOU HAVE ALREADY DONE SO, YOU MAY REVOKE YOUR PROXY BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE ANNUAL MEETING TO DICKSTEIN PARTNERS, C/O MACKENZIE PARTNERS, INC., 156 FIFTH AVENUE, NEW YORK 10010, OR TO THE SECRETARY OF HILLS, OR BY VOTING IN PERSON AT THE ANNUAL MEETING. SEE "PROXY PROCEDURES" BELOW.

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        THE DICKSTEIN NOMINEES SUPPORT THE SALE OF HILLS

      Dickstein Partners has made a proposal to acquire pursuant to a merger all of Hills' outstanding Shares for at least $25 per Share in cash. All Dickstein Nominees are committed to a sale of Hills to the buyer who is willing to pay the highest price, so long as the price is at least $25 per Share. If elected, the Dickstein Nominees will, subject to their fiduciary duties, seek to cause Hills to offer itself for sale, and to consummate a sale, to the buyer who is willing to pay the highest price.
See "Background of Proposed Acquisition and Solicitation."

      Dickstein Partners urges you to vote your BLUE Annual
Meeting proxy card FOR each of the Dickstein Nominees.


                      ELECTION OF DIRECTORS

      According to publicly available information, Hills currently has seven Directors, all of whose terms will expire at the Annual Meeting.

      Dickstein Partners proposes that Hills stockholders elect the Dickstein Nominees as the Directors of Hills at the Annual Meeting. If all Dickstein Nominees are elected, the Dickstein Nominees would constitute the entire Board of Directors of Hills. The Dickstein Nominees are listed below and have furnished the following information concerning their principal occupations or employment and certain other matters. Each Dickstein Nominee, if elected, would hold office until the 1996 Annual Meeting of Stockholders and until a successor has been elected and qualified or until his earlier death, resignation or removal. Although Dickstein Partners has no reason to believe that any of the Dickstein Nominees will be unable to serve as Directors, if any one or more of the Dickstein Nominees is not available for election, the persons named on the BLUE Annual Meeting proxy card will vote for the election of such other nominees as may be proposed by Dickstein Partners. Should Hills increase the number of Directors to be elected at the Annual Meeting, it is the current intention of Dickstein Partners to propose additional nominees for such directorships.

Dickstein Nominees for Directors

      Chaim Y. Edelstein, age 52, was a consultant to Federated
Department Stores, Inc. from February 1994 to March 1995 and has

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been a consultant to Carson Pirie Scott & Co., a midwest
department store chain, since November 1994. From 1985 to February 1994, he was Chairman and Chief Executive Officer of Abraham & Straus, a division of Federated Department Stores, Inc. Federated Department Stores, Inc. filed a petition for reorganization under the Bankruptcy Code in 1990 and has since emerged from bankruptcy. Mr. Edelstein is a director of Jan-Bell Marketing, Inc., a jewelry retailer which is publicly held. Mr. Edelstein's business address is c/o JBM Inc., 13801 Northwest 14th Street, Sunrise, Florida 33323.

      John W. Burden III, age 57, has been a semi-retired consultant and partner in Retail Options, Inc., a retail consultant, since November 1993. From December 1990 to March 1993, Mr. Burden's principal occupation was as an officer in Pelican Palms Realty Corporation, a real estate sales company. From August 1988 to February 1990, Mr. Burden served as Chairman and Chief Executive Officer of Federated Department Stores, Inc. and Allied Stores Corporation, each a department store chain, and was Vice Chairman of Federated Department Stores, Inc. from December 1985 to July 1988. Federated Department Stores, Inc. filed a petition for reorganization under the Bankruptcy Code in 1990 and has since emerged from bankruptcy. Mr. Burden is a director of Carson Pirie Scott & Co., Bernard Chaus, Inc., a manufacturer of women's and children's clothing, and Jan-Bell Marketing, Inc., each of which is publicly held. Mr. Burden's business address is c/o Retail Options, Inc., 15 East 26th Street, New York, New York 10010.

      Mark Dickstein, age 36, has been the President of Dickstein Partners since prior to 1989 and is primarily responsible for the operations of the Dickstein Funds. He is the Chairman of the Board of Carson Pirie Scott & Co. He is also director of KinderCare Learning Centers, Inc., the largest provider of proprietary child care in the United States, and Zale Corporation, a national jewelry retailer. Carson Pirie Scott & Co., KinderCare Learning Centers, Inc. and Zale Corporation are publicly held. Mr. Dickstein's business address is c/o Dickstein Partners Inc., 9 West 57th Street, New York, New York 10019.

      Mark L. Kaufman, age 38, has been a Vice President of Dickstein Partners since July 1992. He was Senior Vice President of Oppenheimer & Co., an investment banking firm, from March 1992 to July 1992 and was a Vice President of Oppenheimer & Co. from May 1990 to February 1992. From July 1988 to April 1990, he was Vice President of and head of strategic investments at GAF Corp., a chemical and roofing manufacturer. He is a director of Carson Pirie Scott & Co. Mr. Kaufman's business address is c/o Dickstein Partners Inc., 9 West 57th Street, New York, New York 10019.


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      David Brail, age 30, has been a Vice President of Dickstein
Partners Inc. and has otherwise been associated with the Dickstein Funds since prior to 1989. Mr. Brail is a director of Amerihost Properties, Inc., a hotel management and development company, Banyan Strategic Land Fund II, a real estate investment company, and New Dimensions in Medicine, Inc., a medical device company, each of which is publicly held. Mr. Brail's business address is c/o Dickstein Partners Inc., 9 West 57th Street
New York, New York 10019.

      Mark D. Brodsky, age 41, has been a Vice President of Dickstein Partners since April 1994. Previously, since 1986, he had been co-head of the bankruptcy department at the law firm of Kramer, Levin, Naftalis, Nessen, Kamin & Frankel. Mr. Brodsky's business address is c/o Dickstein Partners, Inc., 9 West 57th Street, New York, New York 10019.

      Samuel L. Katz, age 29, has been a Vice President of Dickstein Partners since July 1993. Previously, since February 1992, Mr. Katz was the Co-Chairman of Saber Capital Inc., a firm making private equity investments. Before that, since 1988, Mr. Katz was an Associate and then a Vice President of The Blackstone Group, an investment and merchant bank, where he focused on leveraged buyout transactions. Mr. Katz's business address is c/o Dickstein Partners Inc., 9 West 57th Street, New York, New York 10019.

      In September 1990, the Commodity Futures Trading Commission (the "CFTC") initiated an administrative proceeding against Mr. Dickstein alleging that in 1987 certain of his personal commodities trading activities were in violation of applicable laws. Specifically, the CFTC claimed that Mr. Dickstein, in his capacity as a local floor trader, aided and abetted another floor trader in, among other things, non-competitive trading and defrauding such floor trader's customers. Without admitting or denying the CFTC's allegations, Mr. Dickstein settled this matter in September 1991. As part of the settlement, Mr. Dickstein agreed not to engage in commodities transactions for a period of one year, and for two additional years not to trade on the floor of any commodities exchange. Mr. Dickstein also had his commodities floor brokerage license revoked and paid a $150,000 civil penalty.

      It is anticipated that each of the Dickstein Nominees, upon his election as a director of Hills, will receive director's fees consistent with Hills' past practice. According to the Hills Proxy Statement, Directors who are not employees of Hills receive $2,000 per month plus $1,000 for each meeting of the board and $500 for each committee meeting attended plus reimbursement for expenses. Committee chairmen receive $750 for each committee meeting attended. In addition, Dickstein Partners has agreed to

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indemnify each of the Dickstein Nominees against any claims and expenses, including legal fees, arising out of their participation in the proxy solicitation for their election.

      Except as set forth above or under "Background of Proposed Acquisition and Solicitation" below, none of Dickstein Partners, the Dickstein Nominees or any of their respective associates (i) has any arrangements or understandings with any person or persons with respect to any future employment by Hills or its affiliates, or with respect to any future transactions to which Hills or any of its affiliates may be a party; (ii) has carried on any occupation or employment with Hills or any corporation or organization which is or was a parent, subsidiary or other affiliate of Hills; (iii) has received any cash compensation, cash bonuses, deferred compensation, compensation pursuant to plans, or other compensation, from, or in respect of, services rendered to or on behalf of Hills; (iv) since January 30, 1994, has engaged in or has a direct or indirect material interest in any transaction or series of similar transactions to which Hills or any of its subsidiaries was or is to be a party in which the dollar amount involved exceeded, or is expected to exceed, $60,000 in the aggregate; (v) since January 30, 1994, has been indebted to Hills or any of its subsidiaries in an amount in excess of $60,000; or (vi) is a party adverse to Hills or any of its subsidiaries in any material proceedings or has a material interest adverse to the interest of Hills or any of its subsidiaries in any such proceedings. No family relationships exist among the Dickstein Nominees or between any of the Dickstein Nominees and any Director or executive officer of Hills.

      Certain additional information relating to, among other things, the ownership, purchase and sale of securities of Hills by Dickstein Partners, the Dickstein Nominees and their respective associates, or arrangements with respect thereto, is set forth in "Security Ownership of Dickstein Partners and Affiliates" and in Schedule II.

Voting Procedures

      Election of the Dickstein Nominees requires the affirmative vote of a plurality of the votes cast in the election at the Annual Meeting, assuming a quorum is present or otherwise represented at the Annual Meeting. Shares voted as abstentions and "broker non-votes" are considered present at the Annual Meeting for the purposes of determining the presence of a quorum. "Broker non-votes" relate to shares of stock held of record by a broker as to which no discretionary authority or voting directions exist.


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      The accompanying BLUE Annual Meeting proxy card will be
voted at the Annual Meeting in accordance with your instructions on such card. You may vote FOR the election of each of the Dickstein Nominees as Directors of Hills or withhold authority to vote for the election of all the Dickstein Nominees by marking the proper box on the BLUE Annual Meeting proxy card. You may also withhold your vote from any one or more of the Dickstein Nominees by writing the name of such nominee(s) in the space provided on the BLUE Annual Meeting proxy card. IF NO MARKING IS MADE, YOU WILL BE DEEMED TO HAVE GIVEN A DIRECTION TO VOTE THE SHARES REPRESENTED BY THE BLUE ANNUAL MEETING PROXY CARD FOR THE ELECTION OF ALL THE DICKSTEIN NOMINEES PROVIDED THAT YOU HAVE SIGNED AND DATED THE PROXY CARD. The Dickstein Funds, which in the aggregate own approximately 10.3% of the Shares outstanding, will vote their Shares FOR the election of the Dickstein Nominees.

      Dickstein Partners believes that it is in your best interest to elect the Dickstein Nominees at the Annual Meeting. Dickstein Partners has made a proposal to acquire pursuant to a merger all of Hills' outstanding Shares for at least $25 per share in cash. See "Background of Proposed Acquisition and Solicitation." All Dickstein Nominees are committed to a program of offering Hills for sale, and selling Hills, to the buyer who is willing to pay the highest price, so long as the price is at least $25 per Share.

      DICKSTEIN PARTNERS STRONGLY RECOMMENDS A VOTE FOR THE
ELECTION OF THE DICKSTEIN NOMINEES.


       OTHER MATTERS TO BE CONSIDERED AT THE ANNUAL MEETING

      Dickstein Partners is not aware of any proposals other than the election of Directors to be brought before the Annual Meeting. Should any other proposal be brought before the Annual Meeting, the vote required for approval of such proposal would be as prescribed by Hills' charter or bylaws or by applicable law. Generally, approval of a proposal would require the vote of a majority of the Shares represented at the Annual Meeting and entitled to vote on the matter. Shares voted as abstentions would have the same effect as a negative vote. Shares with respect to which a broker submits a "broker non-vote" on a matter are not counted in calculating the number of Shares entitled to vote on a matter and have the effect of reducing the number of votes required for approval of the matter.

      Should other proposals be brought before the Annual
Meeting and such matters come to the attention of Dickstein Partners in sufficient time before the meeting to communicte with stockholders, Dickstein Partners may furnish
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stockholders with additional or supplemental proxy materials, describing such matters and the recommendations of Dickstein Partners with respect to such matters, and with a new proxy card on which stockholders may vote with respect to such matters. If Dickstein Partners does not furnish stockholders with supplemental proxy materials and a new proxy card, stockholders will be able to use the enclosed BLUE Annual Meeting proxy card to vote for election of directors but will not be able to use such proxy card to vote on the other matters. In such case, since only a stockholder's last dated proxy card will be counted, a stockholder whose last dated proxy card is the enclosed BLUE Annual Meeting proxy card will not be able to vote on any such other matters.

     Should other matters come to the attention of Dickstein Partners in insufficient time before the meeting to communicate with stockholders, the persons named on the BLUE Annual Meeting proxy card will abstain from voting on such proposals unless such proposals adversely affect the interests of Dickstein Partners as determined by Dickstein Partners in its sole discretion, in which event such persons will vote on such proposals at their discretion.

                        PROXY PROCEDURES

      Stockholders are urged to mark, sign and date the enclosed BLUE Annual Meeting proxy card and return it to Dickstein Partners, c/o MacKenzie Partners, Inc., 156 Fifth Avenue, 9th Floor, New York, New York 10010 in the enclosed envelope in time to be voted at the Annual Meeting. Execution of the BLUE Annual Meeting proxy card will not affect your right to attend the Annual Meeting and to vote in person. Any proxy may be revoked at any time prior to the Annual Meeting by delivering a written notice of revocation or a later dated proxy at the particular meeting. Only your latest dated proxy for the Annual Meeting will count.

      Only holders of record as of the close of business on the Record Date will be entitled to vote. If you were a stockholder of record on the Record Date, you may vote your Shares at the Annual Meeting even if you have beneficially sold your Shares before the Record Date or beneficially or of record sold your Shares after the Record Date. Accordingly, please vote the Shares held by you on the Record Date, or grant a proxy to vote such Shares, on the BLUE Annual Meeting proxy card, even if you have sold your Shares before or after the Record Date.

      If any of your Shares are held in the name of a brokerage firm, bank, bank nominee or other institution on the Record Date, only it can vote such Shares and only upon receipt of your specific instructions. Accordingly, please contact the person

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responsible for your account and instruct that person
to execute on your behalf the BLUE Annual Meeting proxy card.

      BACKGROUND OF PROPOSED ACQUISITION AND SOLICITATION

      In August 1994, Dickstein Partners commenced a consent solicitation to remove and replace four of Hills' eight directors, the principal objective of which was to elect directors who would place a greater emphasis on the enhancement of stockholder value, such as by means of a major stock repurchase program. In its consent solicitation, Dickstein Partners proposed that Hills repurchase up to 5.5 million Shares in exchange for $27 principal amount per Share of notes, which proposal was subsequently modified to a proposed repurchase of
4.63 million Shares for $27 principal amount per Share. After commencement of the consent solicitation, Hills commenced litigation against Dickstein Partners which was subsequently discontinued. In September 1994, Dickstein Partners and Hills agreed to a settlement pursuant to which, among other things, Dickstein Partners terminated its consent solicitation of Hills stockholders, and Hills agreed to commence a self-tender offer to purchase up to 3.0 million Common Shares at $25 per share in cash. As part of the settlement, Hills agreed not to hold its next annual meeting prior to June 1, 1995 or to adopt by-law amendments related to the nomination or election of directors prior to such annual meeting. Hills also agreed to pay Dickstein Partners $600,000 in reimbursement for the out-of-pocket fees and expenses incurred by Dickstein Partners and its affiliates in connection with the consent solicitation.

      Hills consummated its self-tender offer on February 21, 1995. The Dickstein Funds sold in the self-tender offer an aggregate of 313,798 Shares.

      On May 3, 1995, Mark Dickstein, the President of Dickstein Partners, telephoned Hills and spoke with William K. Friend, Vice President-Secretary and Corporate Counsel of Hills. Mr. Dickstein advised Mr. Friend that Dickstein Partners proposed to acquire all of the outstanding stock of Hills in a merger transaction. Following the telephone call, Mr. Dickstein sent the following letter on behalf of Dickstein Partners to Michael Bozic, President and Chief Executive Officer of Hills. The letter reflects a good faith proposal that Dickstein Partners would expect to consummate upon execution of definitive transaction documentation with Hills. Prior to the execution of such documentation, the proposal is subject to change or withdrawal.


      "Dear Mike:


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             As you are aware Dickstein Partners Inc. manages
      three investment funds which collectively own approximately 10.3% of Hills voting stock. We have been keenly observing your efforts to convince the investment community that by spending more than $70 million annually on capital expenditures, Hills will achieve increases in earnings per share that justify valuing Hills as a growth stock. Obviously, either the message has not been communicated or it has not been believed.

               We seriously question the wisdom, in the existing retail environment, of spending the capital necessary to open twenty new stores a year, particularly when weighed against the alternative of repurchasing Hills' own stock in the marketplace at approximately three times EBITDA and when you have not yet gone up against Target Stores, who is likely to be Hills' toughest competition. Notwithstanding the above, we do believe that Hills' existing franchise is a strong one and as a result we are proposing to acquire, pursuant to a merger, all of Hills outstanding shares for $25 per share in cash.

               Dickstein Partners has retained National
      Westminster Bank Plc to serve as its financial advisor for this transaction. At this time we are having discussions with NatWest Bank N.A. and National Westminster Bank Plc regarding their arranging the bank debt portion, and assisting in placing the subordinated debt portion of the acquisition financing, respectively. As warranted, we will promptly inform you of further developments regarding these efforts.

               Dickstein Partners is willing to provide up to one half of the $75 million of equity capital we believe will be required to finance this transaction. We intend to expeditiously initiate discussions with third parties in order to raise the balance of the equity capital.
      Depending on the level of interest, we may be able to increase our proposal to materially higher than $25 per share. Toward this end, we request that the Hills board modify its shareholder rights plan to permit us to discuss with other Hills shareholders their interest in contributing equity capital to our proposed transaction without causing a `triggering' of the rights.

               If we are successful in acquiring Hills, our preference would be to continue to employ existing management. However, we have prepared for the possibility of existing management leaving by retaining Chaim Edelstein, who we would intend to install as Hills' interim Chief Executive Officer while we search for a

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      permanent management team.  Mr. Edelstein was formerly
      charirman of Abraham & Straus/Jordan Marsh, a division of Federated Department Stores.

               In case the Hills Board chooses to reject our acquisition proposal we are taking the precaution of nominating a slate of directors for election at Hills' upcoming annual meeting. Our nominees are Mr. Edelstein, John Burden, formerly CEO of Federated Department Stores, and Mark Dickstein, Mark Brodsky, Mark Kaufman, Sam Katz and David Brail of Dickstein Partners. If elected, our nominees would, as soon as practicable, seek to have Jack Reen and yourself added to the Board. Our nominees would seek to have Hills sold to the highest bidder. Subject to obtaining financing and other standard conditions we would be prepared to offer at least $25 per share in cash for Hills in such an auction.

               NatWest Bank N.A. has also advised us that, subject to certain conditions, it is `highly confident' that it can arrange up to $335 million of new senior secured bank financing which may be required, together with Hills' available cash, to refinance those portions of Hills' existing debt (i.e., the working capital facility and the $160 million of public debt) which could accelerate upon the change of control that will occur if our nominees are elected to the Hills Board.

               If Hills would allow us access to its non-public information in order to facilitate our due diligence review we may be prepared to improve our proposal to materially higher than $25 per share.

               We await your prompt response.

                                        Sincerely,

                                        Mark Dickstein"


      Dickstein Partners intends to seek to negotiate with Hills regarding its proposal to acquire Hills. Such negotiations could result in, among other things, termination of this proxy solicitation and submission of a different acquisition proposal to Hills. Although Dickstein Partners does not presently intend, in the event the Dickstein Nominees are elected, to alter the terms of the proposed acquisition to provide for the issuance of securities or other consideration in exchange for Shares, it is

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possible that, depending on the facts and circumstances
existing at the time, the terms might be altered in this or
other respects.   As indicated elsewhere in this Proxy
Statement, the Dickstein Nominees, if elected, will, subject to their fiduciary duties, seek to cause Hills to offer itself for sale, and to consummate a sale, to the buyer who is willing to pay the highest price, so long as the price is at least $25 per Share. There can be no assurance, however, that a buyer other than Dickstein Partners will offer to purchase Hills at all or for a price that is higher than the price offered by Dickstein Partners. It is anticipated that if the Dickstein Nominees are elected, the board will form a committee of Directors who are not employees of, or have a financial interest in, Dickstein Partners or any of its affiliates, to consider, negotiate and determine to recommend approval of the terms of a sale of Hills. The members of such a committee are currently expected to be Messrs. Burden and Edelstein. The committee will establish procedures, possibly including auctioning or actively shopping Hills, to maximize the price at which Hills may be sold.

      Dickstein Partners has retained Chaim Y. Edelstein, a Dickstein Nominee, as a consultant for a one-year period beginning in May 1995. Mr. Edelstein's primary responsibilities will be to assist Dickstein Partners in its financial and qualitative analysis of Hills, to conduct due diligence of Hills and to assist Dickstein Partners in its strategic planning. Dickstein Partners will pay Mr. Edelstein a consulting fee of $50,000 and a contingent fee equal to 1.5% of Net Profits (as defined in the consulting agreement) in respect of the investment of the Dickstein Funds in Hills, and will reimburse Mr. Edelstein for his reasonable and customary out-of-pocket expenses. If the Dickstein Nominees are elected and Hills' existing senior management do not exercise their rights to resign, the Dickstein Nominees intend to use their best efforts to have Hills retain Mr. Edelstein as a management consultant at a negotiated annual retainer of at least $50,000. In the event that senior management exercise their rights to resign, the Dickstein Nominees intend to use their best efforts to retain Mr. Edelstein as Hills' interim chief executive officer with negotiated compensation commensurate with such executive position.

      In connection with the agreement of John W. Burden III to serve as a Dickstein Nominee, Dickstein Partners will pay Mr.
Burden a fee of $10,000 and will reimburse Mr. Burden for reasonable and customary out-of-pocket expenses.

      If the Dickstein Nominees are elected and Michael Bozic and John Reen so agree, the Dickstein Nominees intend to elect
Messrs. Bozic and Reen as members of the Board of Directors of Hills. However, the Dickstein Nominees will elect Mr. Bozic and

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Mr. Reen only if they remain employed by Hills and do not
exercise their change of control rights referred to below. Mr. Bozic is currently President, Chief Executive Officer and a Director of Hills, and Mr. Reen is currently Executive Vice President-Chief Financial Officer and a Director of Hills.

Change in Control

      Based upon publicly available information concerning Hills, the following would be the consequences of a change in control of Hills occasioned by the election of the Dickstein Nominees to a majority of the board of directors of Hills (a "Dickstein Change of Control").

      Financial Arrangements. Hills' wholly-owned operating subsidiary, Hills Department Store Company, has entered into a $225 million Revolving Credit Agreement (the "Credit Agreement"), of which up to $75 million is available as a letter of credit facility. The obligations under the Credit Agreement are guaranteed by Hills. Under the terms of the Credit Agreement, the lenders would have the option to terminate their commitments and declare the outstanding loans thereunder due and payable upon the occurrence of a Dickstein Change of Control. As of January 28, 1995, $32.6 million face amount of letters of credit and no loans were outstanding under the Credit Agreement.

      Under the terms of the indenture governing Hills' 10.25% Senior Notes due September 30, 2003 (the "Senior Notes"), Hills would be required to offer to redeem the Senior Notes at a price of 101% of principal amount plus accrued interest upon the occurrence of a Dickstein Change of Control. A notice offering to redeem the Senior Notes would be required to be mailed to all holders of the Senior Notes within 30 days following the occurrence of a Dickstein Change of Control, with a redemption date no later than 60 days from the date of such mailing. Prior to the mailing, Hills would be required to offer to repay the indebtedness outstanding under the Credit Agreement and to obtain the requisite consent under the Credit Agreement for the redemption of the Senior Notes. As of January 28, 1995, $160 million principal amount of Senior Notes was outstanding.

      On May 3, 1995, NatWest Bank N.A. ("NatWest") delivered to Dickstein Partners a letter stating, subject to certain conditions, that it is "highly confident" of its ability to arrange up to $335 million of new secured senior bank financing that, together with the Company's available cash, may be required to refinance the Credit Agreement and the Senior Notes upon the occurrence of a Dickstein Change of Control (the "Change of

Control Refinancing"). Also on May 3, 1995, Dickstein Partners engaged NatWest as its financial advisor in connection with the Change of Control Refinancing. Dickstein Partners has agreed that, if the Dickstein Nominees are elected, and subject to the fiduciary duties of the Dickstein Nominees, Dickstein Partners would seek to cause Hills to offer NatWest a right of first refusal to arrange the Change of Control Refinancing. Dickstein Partners has agreed to pay or cause Hills to pay to NatWest in the aggregate up to $1,250,000 in connection with a Change of Control Refinancing (exclusive of any customary bank agency fees). This amount includes fees payable in the event that the Dickstein Nominees are elected, NatWest indicates in good faith that it is prepared to arrange the Change of Control Refinancing and another financial institution arranges such refinancing or the
Credit Agreement and the Senior Notes are amended, renewed, or extended such that such financing is not required. In the event that an agreement is executed with Hills to consummate the acquisition proposed by Dickstein Partners, Dickstein Partners has agreed to offer to NatWest the right to arrange the senior bank financing for such acquisition.

      In addition, in the event that Dickstein Partners does not consummate the acquisition of Hills, Dickstein Partners has agreed to make a payment to NatWest in the amount of a percentage of the net profits, if any, on the investment of the Dickstein Funds in Hills, defined as the excess of the proceeds realized by the Dickstein Funds on the sale of their Shares over the sum of the cost of such Shares, at $20 per Share (or, with respect to any Shares purchased after May 3, 1995, the actual cost of such Shares), and all out-of-pocket expenses of Dickstein Partners incurred in connection with this proxy solicitation and the proposed acquisition of Hills. If the Dickstein Funds do not sell their Shares within a six-month period from the date of the NatWest engagement (subject to extension to nine months at the option of NatWest), the net profits, if any, of the Dickstein Funds will be based upon the market value of the Shares following the end of such period (calculated according to a prescribed formula). If the Dickstein Funds sell some but less than all their Shares, the net profits, if any, of the Dickstein Funds will be calculated based upon the sale price of the Shares that have been sold and the market value of the Shares that have not been sold. If less than 50% of the Shares are sold, the value of the unsold Shares will be determined, and payment will be made, following the end of six month (or nine month) period as aforesaid. If 50% or more of the Shares are sold, the value of the unsold Shares will be determined, and payment will be made, following the time of such sale. NatWest is currently entitled to 5% of the net profits of the Dickstein Funds under these arrangements, which percentage will increase to 10% at such time as NatWest delivers a "highly confident" letter in respect of the senior bank debt financing for the acquisition of Hills proposed by Dickstein Partners. In the event that Hills is acquired by persons other than Dickstein Partners and NatWest is prepared to but does not arrange the financing for such acquisition, NatWest will be entitled to receive from Dickstein Partners the greater of $500,000 and an amount equal to the percentage of the net profits of the Dickstein Funds described above. In addition, if any break-up, termination, topping or similar fee is paid to Dickstein Partners, NatWest will be entitled to receive 25% of the excess of any such fee over the expenses of Dickstein Partners incurred as aforesaid.

      Dickstein Partners has also agreed to reimburse NatWest for up to $75,000 of its reasonable out-of-pocket expenses incurred through June 12, 1995 and to indemnify NatWest on customary terms.

      Benefits Arrangements. Hills has entered into employment agreements with Michael Bozic, President and Chief Executive Officer; John G. Reen, Executive Vice President and Chief Financial Officer; E. Jackson Smailes, Executive Vice President and General Merchandise Manager; Andrew J. Samuto, Executive Vice President, Real Estate and Support Services; and Robert J. Stevenish, Executive Vice President, Store and Distribution Operations, which would permit these executives to resign upon the occurrence of a Dickstein Change of Control without the approval of the existing Directors of Hills. Following such resignation, each of these executives would be entitled to a lump sum payment equal to (i) all earned but unpaid salary and a pro rated bonus to the time of termination, (ii) three times such executive's annual base compensation and (iii) three times any bonus compensation such executive was entitled to earn during the year of termination (calculated as if all goals were attained). In addition, upon the occurrence of a Dickstein Change of Control without the approval of the existing Directors of Hills, all outstanding unvested stock options of such executives would become immediately exercisable. According to the Hills proxy statement for the 1994 Annual Meeting of Stockholders (the "1994 Hills Proxy Statement"), these executives hold stock options to acquire 370,000 Shares, of which options with respect to 296,000 Shares have not yet vested as of the date hereof.

      According to the 1994 Hills Proxy Statement, in fiscal
1993, the following were the base salaries and bonus levels for the Hills executive officers named above:
                                15

                                              Base     Bonus
Executive Officer                           Salary    Level
- -----------------                           ------    -----

Michael Bozic. . . . . . . . . . . . . .   $875,000     50%
Andrew J. Samuto . . . . . . . . . . . .    280,000     50
John G. Reen . . . . . . . . . . . . . .    256,250     50
E. Jackson Smailes . . . . . . . . . . .    375,000     50
Robert J. Stevenish. . . . . . . . . . .    225,000     50

     A consulting agreement with Norman S. Matthews, a Hills director, would permit Mr. Matthews to resign upon the occurrence of a Dickstein Change of Control without the approval of the existing Directors of Hills. Following his resignation, Mr. Matthews would be entitled to a lump sum payment equal to (i) all earned but unpaid salary and a pro rated bonus to the time of termination, (ii) three times his annual base compensation and
(iii) three times any bonus compensation he was entitled to earn during the year of termination (calculated as if all goals were attained). In addition, upon the occurrence of a Dickstein Change of Control without the approval of the existing Directors of Hills, all of Mr. Matthews' unvested stock options would become immediately exercisable. Under Mr. Matthews' consulting agreement, he has a base salary of $500,000, with a bonus level equal to 50% of base salary.

Engagement of Financial Advisor

      Dickstein Partners has engaged National Westminster Bank plc, New York Branch ("NatWest Markets"), an affiliate of NatWest, as its exclusive financial advisor in connection with the proposed acquisition of Hills. In connection with such engagement, Dickstein Partners has agreed to pay NatWest Markets up to $1,000,000, including fees payable to NatWest Markets if the acquisition proposed by Dickstein Partners is consummated, or if Dickstein Partners and its affiliates acquire a majority of the stock or substantially all the assets of Hills, in each case within two years. Dickstein Partners may engage NatWest Capital Markets Limited ("NatWest Capital Markets"), an affiliate of NatWest and NatWest Markets, or NatWest Markets as underwriter or placement agent for the sale of up to $250 million of subordinated debt in connection with the acquisition of Hills proposed by Dickstein Partners. If NatWest Capital Markets or NatWest Markets is so engaged, it will be entitled to receive at least 40% of the aggregate net underwriting discounts and commissions or placement fees with respect to the sale of such securities. If NatWest Capital Markets or NatWest Markets is not so engaged, NatWest Markets will be entitled to be paid an amount equal to 0.75% of the gross proceeds of the sale of such securities, provided that NatWest has advised Dickstein Partners that it is prepared to deliver a "highly confident" letter in respect of the senior bank financing for the acquisition.

      Dickstein Partners has also agreed to reimburse NatWest
Markets for up to $25,000 of its reasonable out-of-pocket expenses and to indemnify NatWest Markets on customary terms.

                     SOLICITATION OF PROXIES

      Proxies may be solicited by mail, advertisement, telephone or telecopier or in person. Solicitations may be made by directors, officers and employees of Dickstein Partners, none of whom will receive additional compensation for such solicitations. Dickstein Partners has requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all its solicitation materials to the beneficial owners of the Shares they hold of record. Dickstein Partners will reimburse these record holders for customary clerical and mailing expenses incurred by them in forwarding these materials to their customers.

      Dickstein Partners has retained MacKenzie Partners, Inc. (the "Agent") for solicitation and advisory services in connection with the solicitation, for which the Agent is to receive a fee of $20,000, plus an additional fee of $50,000 if the Dickstein Nominees are elected, together with reimbursement for its reasonable out-of-pocket expenses. Dickstein Partners has also agreed to indemnify the Agent against certain liabilities and expenses, including liabilities and expenses under the federal securities laws. The Agent will solicit proxies for the Annual Meeting from individuals, brokers, banks, bank nominees and other institutional holders. It is anticipated that the Agent will employ approximately 35 persons to solicit stockholders for the Annual Meeting.

      Certain information about directors and officers of Dickstein Partners who may also assist in soliciting proxies, is set forth in the attached Schedule I.

      The entire expense of soliciting proxies for the Annual Meeting is being borne by Dickstein Partners. Dickstein Partners intends to seek reimbursement for such expenses from Hills, but does not expect that the question of such reimbursement will be submitted to a vote of stockholders. Costs incidental to this solicitation of proxies include expenditures for printing, postage, legal, accounting, public relations, advertising and related expenses and are expected to be approximately $________; costs incurred to the date of this Proxy Statement are approximately $_____________.

      If the Dickstein Nominees are elected, Dickstein Partners will seek to cause the Dickstein Nominees to have Dickstein Partners reimbursed by Hills for all expenses paid or incurred, or for which Dickstein Partners or any of its affiliates may otherwise be liable, in connection with the proposed acquisition of Hills, including, without limitation, the fees paid or to be paid to NatWest and NatWest Markets. Dickstein Partners does not expect that the question of such reimbursement will be submitted to a vote of stockholders. See "Background of Proposed Acquisition and Solicitation -- Change in Control" and "-- Engagement of Financial Advisor."

      If Dickstein Partners should withdraw, or materially change the terms of, this solicitation of proxies prior to the Annual Meeting, Dickstein Partners will supplement this Proxy Statement or otherwise publicly disseminate information regarding such withdrawal or change and, in appropriate circumstances, will provide stockholders with a reasonable opportunity to revoke their proxies prior to the Annual Meeting.


     SECURITY OWNERSHIP OF DICKSTEIN PARTNERS AND AFFILIATES

      As of the date of this Proxy Statement, the Dickstein Funds beneficially own an aggregate of 1,113,459 Shares, representing approximately 10.3% of the Shares outstanding on the Record Date. The Shares beneficially owned by the Dickstein Funds are owned as set forth in the following table:

                                     Shares        Percentage of
Name and Address of               Beneficially        Shares
Beneficial Owner                     Owned          Outstanding
- -------------------               ------------     -------------

Dickstein & Co., L.P.                727,315             6.7%
c/o Dickstein Partners Inc.
9 West 57th Street
New York, New York 10019

Dickstein Focus Fund L.P.             90,995             0.9%
c/o Dickstein Partners Inc.
9 West 57th Street
New York, New York 10019

Dickstein International Limited      295,149             2.7%
129 Front Street
Hamilton H 12, Bermuda

      Dickstein Partners is the general partner of Dickstein Partners, L.P., which is the general partner of Dickstein & Co., L.P. and Dickstein Focus Fund L.P. Dickstein Partners is also the advisor to Dickstein International Limited. Mark Dickstein, a

Dickstein Focus Fund L.P. and Dickstein International Limited. Each of Dickstein Partners, L.P., Dickstein Partners and Mark Dickstein disclaims beneficially ownership of the Shares which it or he may be deemed to own by reason of such relationships, except to the extent of its or his actual economic interest in the Dickstein Funds. The Dickstein Funds invest primarily in special situations, including the purchase of securities and other obligations of companies that are financially distressed or have recently emerged from bankruptcy, and risk-arbitrage transactions.

      Mark Kaufman, a Dickstein Nominee and a Vice President of
Dickstein Partners, owns 2,000 Shares.  Mark Brodsky, a Dickstein
Nominee and a Vice President of Dickstein Partners, owns 679
Shares.

      Except as set forth above, none of Dickstein Partners, any of the Dickstein Nominees or any of their respective associates owns beneficially or of record any securities of Hills or any of its subsidiaries. Schedule II sets forth certain additional information relating to the Shares beneficially owned by the Dickstein Funds and Messrs. Kaufman and Brodsky.


                        OTHER INFORMATION

Security Ownership of Certain Beneficial Owners

      Certain information regarding Shares held by Hills' directors, nominees, management and other 5% stockholders are expected to be contained in the proxy statement to be distributed by Hills to stockholders in connection with the Annual Meeting
(the "Hills Proxy Statement") and is incorporated herein by reference.

Proposals of Security Holders

      Information concerning the date by which proposals of security holders intended to be presented at the next annual meeting of stockholders of Hills must be received by Hills for inclusion in Hills' proxy statement and form of proxy for that meeting is contained in the Hills Proxy Statement and is incorporated herein by reference.

      Dickstein Partners assumes no responsibility for the accuracy or completeness of any information contained herein which is based on, or incorporated by reference to, the Hills
Proxy Statement or Hills public filings.


                _________________________________

      PLEASE INDICATE YOUR SUPPORT OF THE DICKSTEIN NOMINEES BY COMPLETING, SIGNING AND DATING THE ENCLOSED BLUE ANNUAL MEETING PROXY CARD AND RETURN IT PROMPTLY TO MACKENZIE PARTNERS, INC., 156 FIFTH AVENUE, 9TH FLOOR, NEW YORK, NEW YORK 10010 IN THE ENCLOSED ENVELOPE. NO POSTAGE IS NECESSARY IF THE ENVELOPE IS MAILED IN THE UNITED STATES


                                       DICKSTEIN PARTNERS INC.

May __, 1995

                            SCHEDULE I

           INFORMATION CONCERNING DIRECTORS AND OFFICERS
                       OF DICKSTEIN PARTNERS

      The following table sets forth the name and the present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is carried on, of the directors and officers of Dickstein Partners who may also solicit proxies from Hills stockholders. The principal business address of each of the sole director and the officers of Dickstein Partners named below is c/o Dickstein Partners Inc., 9 West 57th Street, New York, New York 10019.

                                     Present Principal Occupation
Name and Positions Held                      or Employment
- -----------------------              ----------------------------

Mark Dickstein                       President and Sole Director
President and Sole Director          of Dickstein Partners Inc.

Tod Black                            Vice President of Dickstein
Vice President                       Partners Inc.

David Brail                          Vice President of Dickstein
Vice President                       Partners Inc.

Mark D. Brodsky                      Vice President of Dickstein
Vice President                       Partners Inc.

Alan S. Cooper                       Vice President and General
Vice President and General Counsel   Counsel of Dickstein
                                     Partners Inc.

Steven Cornick                       Vice President of Dickstein
Vice President                       Partners Inc.

Edward Farr                          Vice President of Dickstein
Vice President                       Partners Inc.

Samuel L. Katz                       Vice President of Dickstein
Vice President                       Partners Inc.

Mark Kaufman                         Vice President of Dickstein
Vice President                       Partners Inc.

Arthur Wrubel                        Vice President of Dickstein
Vice President                       Partners Inc.


                              S-I-1

                                SCHEDULE II

             SHARES HELD BY DICKSTEIN PARTNERS, ITS DIRECTORS
                 AND OFFICERS, AND THE DICKSTEIN NOMINEES

      Except as disclosed in this Schedule or in the accompanying Proxy Statement, none of Dickstein Partners, any of its directors or officers named in Schedule I or the Dickstein Nominees, or any of their respective associates, owns any securities of Hills or any subsidiary of Hills, beneficially or of record, has purchased or sold any of such securities within the past two years or is or was within the past year a party to any contract, arrangement or understanding with any person with respect to any such securities. Shares purchased by Dickstein & Co., L.P., Dickstein Focus Fund L.P. and Dickstein International Limited were funded out of these entities' working capital, which may at any time include margin loans made by brokerage firms in the ordinary course of their business.

                               COMMON STOCK
Dickstein & Co., L.P.                   Number of Shares

           Date                   Purchased              Sold

         10/4/93                  159,907(1)
         1/3/94                                         10,000(2)
         2/4/94                                         24,000
         3/31/94                                        50,000
         4/26/94                   21,000
         4/29/94                  153,000
         5/2/94                    14,500
         5/17/94                    2,000
         5/18/94                   60,000
         6/27/94                    6,000
         7/19/94                   16,771(1)
         7/21/94                   32,154
         7/22/94                  145,100
         3/6/95                                         129,115
         3/9/95                     8,000
         3/22/95                                         36,000
         4/25/95                  114,000
         4/26/95                   27,300

______________

(1) Received as a distribution pursuant to the Consolidated Plan of Reorganization of Hills and certain affiliates in Case
     No. 91B 10488 (TLB), United States Bankruptcy Court,
     Southern District of New York (the "Hills Plan").

(2)  Sold to Dickstein International Limited.

                              S-II-1

Dickstein Focus Fund L.P.

                                        Number of Shares

           Date                   Purchased              Sold

         1/3/94                    15,000
         3/31/94                                         3,000
         4/26/94                    1,500
         4/29/94                    9,100
         5/2/94                       900
         5/18/94                    3,000
         6/27/94                      400
         7/21/94                    2,000
         7/22/94                   21,000
         7/25/94                   10,500
         7/28/94                    4,000
         8/8/94                     1,000
         8/9/94                     1,500
         8/10/94                    5,400
         3/6/95                                         17,722
         3/9/95                     3,100
         3/22/95                                         1,500
         4/25/95                   20,900
         4/26/95                    3,500


Dickstein International Limited


           Date                   Purchased              Sold

         10/4/93                   21,046(1)
         1/3/94                    10,000(3)
         2/1/94                     8,500



_____________________

(1)  Received as distribution pursuant to the Hills Plan.

(3)  Purchased from Dickstein & Co., L.P.









                              S-II-2

         2/4/94                                         6,000
         3/31/94                                        4,000
         4/26/94                    5,200
         4/29/94                   38,000
         5/2/94                     3,600
         5/18/94                   15,000
         6/27/94                    1,400
         7/19/94                    2,184(1)
         7/21/94                    8,300
         7/22/94                   84,000
         7/25/94                   42,000
         7/28/94                   16,000
         8/8/94                     9,000
         8/9/94                     8,500
         8/10/94                   31,000
         2/22/95                                        1,000
         2/24/95                                       10,000
         2/27/95                                       14,000
         3/6/95                                        72,000
         3/9/95                     3,000
         3/22/95                                        6,100
         4/25/95                   25,100
         4/26/95                   11,100


Mark D. Brodsky

           Date                   Purchased              Sold

         8/15/94                    1,000
         1/3/95                                            100
         3/8/95                                            221



_________________________

(1) Received as distribution pursuant to the Hills Plan.









                              S-II-3

Mark Kaufman


           Date                   Purchased              Sold

         11/15/93                   1,000
         1/5/94                     1,000













































                              S-II-4

              SERIES A CONVERTIBLE PREFERRED STOCK

(All Series A Convertible Preferred Stock was converted to Common
Stock on 3/7/95.)

Dickstein & Co., L.P.

                                        Number of Shares

           Date                   Purchased              Sold

         10/4/93                  138,551(1)
         1/3/94                                          9,200(2)
         7/19/94                   14,528(1)
         7/21/94                  143,185
         3/6/95                                         70,366


Dickstein Focus Fund L.P.

                                        Number of Shares

           Date                   Purchased              Sold

         7/21/94                    8,800
         7/27/94                    4,000
         8/8/94                     1,000
         3/6/95                                          3,383


Dickstein International Limited

                                        Number of Shares

           Date                   Purchased              Sold

         10/4/93                   18,236(1)
         1/3/94                     9,200(3)
         7/19/94                    1,895(1)
         7/21/94                   37,200
         7/27/94                   16,000
         8/8/94                     4,000
         3/6/95                                          21,212

___________________________

(1)  Received as distribution pursuant to the Hills Plan.

(2)  Sold to Dickstein International Limited.

(3)  Purchased from Dickstein & Co., L.P.

                              S-II-5

                            IMPORTANT

      Your proxy is important.  No matter how many Shares you
own, please give Dickstein Partners your proxy FOR the election of the Dickstein Nominees by:

               MARKING the enclosed BLUE Annual Meeting proxy card,

               SIGNING the enclosed BLUE Annual Meeting proxy card,

               DATING the enclosed BLUE Annual Meeting
               proxy card and

               MAILING the enclosed BLUE Annual Meeting proxy card TODAY in the envelope provided (no postage is required if mailed in the United
               States).

      If you have already submitted a proxy to Hills for the Annual Meeting, you may change your vote to a vote FOR the election of the Dickstein Nominees by marking, signing, dating and returning the enclosed BLUE proxy card for the Annual Meeting, which must be dated after any proxy you may have submitted to Hills. Only your latest dated proxy for the Annual Meeting will count at such meeting.

      If you have any questions or require any additional information concerning this Proxy Statement or the proposal by the Dickstein Group to acquire Hills, please contact MacKenzie Partners, Inc. at the address set forth below. IF ANY OF YOUR SHARES ARE HELD IN THE NAME OF A BROKERAGE FIRM, BANK NOMINEE OR OTHER SUCH INSTITUTION, ONLY IT CAN VOTE SUCH SHARES AND ONLY UPON RECEIPT OF YOUR SPECIFIC INSTRUCTIONS. ACCORDINGLY, PLEASE CONTACT THE PERSON RESPONSIBLE FOR YOUR ACCOUNT AND INSTRUCT THAT PERSON TO EXECUTE THE BLUE ANNUAL MEETING PROXY CARD.

                   MACKENZIE PARTNERS, INC.
                      156 Fifth Avenue
                   New York, New York 10010
              Tel:  (212) 929-5500 (call collect)
                              or
                 Call Toll-Free (800) 322-2885